UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Tudou Holdings Limited (the “Issuer”)

(Name of Issuer)

Class B ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

89903T107

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89903T107	Page 2 of 12

1	NAMES OF REPORTING PERSONS IDG Technology Venture Investment III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 8,127,384
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 8,127,384
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,127,384
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%[1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[1]

Based on 104,512,229 Class B ordinary shares, reported as outstanding immediately after the initial public offering by the Issuer in its prospectus dated August 16, 2011 and filed with the Securities and Exchange Commission (“SEC”) on August 17, 2011.

CUSIP No. 89903T107	Page 3 of 12

1	NAMES OF REPORTING PERSONS IDG Technology Venture Investment III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 8,127,384[2]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 8,127,384[2]
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,127,384[2]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%[3]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[2]

The record owner of these shares is IDG Technology Venture Investment III, L.P. By virtue of being the general partner of IDG Technology Venture Investment III, L.P., the Reporting Person may be deemed to have sole voting and dispositive power with respect to these shares.

[3]

Based on 104,512,229 Class B ordinary shares, reported as outstanding immediately after the initial public offering by the Issuer in its prospectus dated August 16, 2011 and filed with the SEC on August 17, 2011.

CUSIP No. 89903T107	Page 4 of 12

1	NAMES OF REPORTING PERSONS IDG Technology Venture Investment IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 2,252,307
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,252,307
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,252,307
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.2%[4]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[4]

Based on 104,512,229 Class B ordinary shares, reported as outstanding immediately after the initial public offering by the Issuer in its prospectus dated August 16, 2011 and filed with the SEC on August 17, 2011.

CUSIP No. 89903T107	Page 5 of 12

1	NAMES OF REPORTING PERSONS IDG Technology Venture Investment IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 2,252,307[5]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,252,307[5]
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,252,307[5]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.2%[6]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[5]

The record owner of these shares is IDG Technology Venture Investment IV, L.P. By virtue of being the general partner of IDG Technology Venture Investment IV, L.P., the Reporting Person may be deemed to have sole voting and dispositive power with respect to these shares.

[6]

Based on 104,512,229 Class B ordinary shares, reported as outstanding immediately after the initial public offering by the Issuer in its prospectus dated August 16, 2011 and filed with the SEC on August 17, 2011.

CUSIP No. 89903T107	Page 6 of 12

1	NAMES OF REPORTING PERSONS Patrick J. McGovern
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,379,691[7]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,379,691[7]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,379,691[7]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%[8]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[7]

Including 8,127,384 shares of which the record owner is IDG Technology Venture Investment III, L.P. and 2,252,307 shares of which the record owner is IDG Technology Venture Investment IV, L.P. The general partner of IDG Technology Venture Investment III, L.P. is IDG Technology Venture Investment III, LLC. The general partner of IDG Technology Venture Investment IV, L.P. is IDG Technology Venture Investment IV, LLC. Patrick J. McGovern and Quan Zhou are managing members of IDG Technology Venture Investment III, LLC and IDG Technology Venture Investment IV, LLC. By virtue of acting together to direct the management and operations of the general partners of each of the above record owners, Patrick J. McGovern and Quan Zhou may be deemed to have shared voting and dispositive power with respect to these shares.

[8]

Based on 104,512,229 Class B ordinary shares, reported as outstanding immediately after the initial public offering by the Issuer in its prospectus dated August 16, 2011 and filed with the SEC on August 17, 2011.

CUSIP No. 89903T107	Page 7 of 12

1	NAMES OF REPORTING PERSONS Quan Zhou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,379,691[9]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,379,691[9]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,379,691[9]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%[10]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[9]

Including 8,127,384 shares of which the record owner is IDG Technology Venture Investment III, L.P. and 2,252,307 shares of which the record owner is IDG Technology Venture Investment IV, L.P. The general partner of IDG Technology Venture Investment III, L.P. is IDG Technology Venture Investment III, LLC. The general partner of IDG Technology Venture Investment IV, L.P. is IDG Technology Venture Investment IV, LLC. Patrick J. McGovern and Quan Zhou are managing members of IDG Technology Venture Investment III, LLC and IDG Technology Venture Investment IV, LLC. By virtue of acting together to direct the management and operations of the general partners of each of the above record owners, Patrick J. McGovern and Quan Zhou may be deemed to have shared voting and dispositive power with respect to these shares.

[10]

Based on 104,512,229 Class B ordinary shares, reported as outstanding immediately after the initial public offering by the Issuer in its prospectus dated August 16, 2011 and filed with the SEC on August 17, 2011.

CUSIP No. 89903T107	SCHEDULE 13G	Page 8 of 12 Pages

Item 1(a)	Name of Issuer:

Tudou Holdings Limited

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Building No. 6, X2 Creative Park
1238 Xietu Road, Xuhui District
Shanghai 200032
People’s Republic of China

Item 2(a)	Name of Person Filing:

1. IDG Technology Venture Investment III, L.P.
2. IDG Technology Venture Investment III, LLC
3. IDG Technology Venture Investment IV, L.P.
4. IDG Technology Venture Investment IV, LLC
5. Patrick J. McGovern
6. Quan Zhou

The above persons have agreed to jointly file this statement pursuant to Rule 13d-1(k). A copy of such agreement is attached as an exhibit to this statement.

IDG Technology Venture Investment III, L.P. is a limited partnership organized under the laws of the State of Delaware. The general partner of IDG Technology Venture Investment III, L.P is IDG Technology Venture Investment III, LLC. IDG Technology Venture Investment IV, L.P. is a limited partnership organized under the laws of the State of Delaware. The general partner of IDG Technology Venture Investment IV, L.P is IDG Technology Venture Investment IV, LLC. IDG Technology Venture Investment III, L.P. and IDG Technology Venture Investment IV, LLC are controlled by its managing members, Patrick J. McGovern and Quan Zhou. Each of Patrick J. McGovern and Quan Zhou disclaims beneficial ownership of the ordinary shares reported in this filing except to the extent of his pecuniary interest therein.

Item 2(b)	Address of Principal Business Office or, If None, Residence; Citizenship

For all reporting persons:

c/o IDG VC Management Ltd.
Unit 1509, The Center
99 Queen’s Road
Central, Hong Kong

Item 2(c)	Citizenship

Each of Patrick J. McGovern and Quan Zhou is a citizen of United States of America. Each of IDG Technology Venture Investment III, L.P., IDG Technology Venture Investment III, LLC, IDG Technology Venture Investment IV, L.P. and IDG Technology Venture Investment IV, LLC is organized under the laws of the State of Delaware.

Item 2(d)	Title of Class of Securities:

Class B ordinary shares, par value $0.0001 per share

Item 2(e)	CUSIP Number:

89903T 107

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

CUSIP No. 89903T 107	SCHEDULE 13G	Page 9 of 12 Pages

Item 4.	Ownership

The information for each reporting person contained in Items 5-11 of the cover pages is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

CUSIP No. 89903T 107	Page 10 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2012

IDG Technology Venture Investment III, L.P By: IDG Technology Venture Investment III, LLC, its General Partner

By:	/s/ Quan Zhou
	Name:	Quan Zhou
	Title:	Authorized Signatory

IDG Technology Venture Investment IV, L.P. By: IDG Technology Venture Investment IV, LLC, its General Partner

By:	/s/ Quan Zhou
	Name:	Quan Zhou
	Title:	Authorized Signatory

IDG Technology Venture Investment III, LLC

By:	/s/ Quan Zhou
	Name:	Quan Zhou
	Title:	Authorized Signatory

IDG Technology Venture Investment IV, LLC

By:	/s/ Quan Zhou
	Name:	Quan Zhou
	Title:	Authorized Signatory

PATRICK J. MCGOVERN

By:	/s/ Patrick J. McGovern

QUAN ZHOU

By:	/s/ Quan Zhou

CUSIP No. 89903T 107	Page 11 of 12 Pages

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

CUSIP No. 89903T 107	Page 12 of 12 Pages

EXHIBIT A

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to class B ordinary shares, par value $0.0001 per share, of the Issuer, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which, taken together, shall constitute one and the same instrument.

Dated: March 29, 2012

IDG Technology Venture Investment III, L.P By: IDG Technology Venture Investment III, LLC, its General Partner

By:	/s/ Quan Zhou
	Name:	Quan Zhou
	Title:	Authorized Signatory

IDG Technology Venture Investment IV, L.P. By: IDG Technology Venture Investment IV, LLC, its General Partner

By:	/s/ Quan Zhou
	Name:	Quan Zhou
	Title:	Authorized Signatory

IDG Technology Venture Investment III, LLC

By:	/s/ Quan Zhou
Name: Quan Zhou
	Title:	Authorized Signatory

IDG Technology Venture Investment IV, LLC

By:	/s/ Quan Zhou
	Name:	Quan Zhou
	Title:	Authorized Signatory

PATRICK J. MCGOVERN

By:	/s/ Patrick J. McGovern

QUAN ZHOU

By:	/s/ Quan Zhou